Filed by Community Partners Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Community Partners Bancorp

Registration No. 333-129638

Set forth below are letters from Two River Community Bank and The Town Bank, respectively, both of which are being sent to the shareholders of both banks on March 6, 2006.

[TWO RIVER COMMUNITY BANK LETTERHEAD]

TO:	Shareholders of Two River Community Bank and The Town Bank
DATED:	March 3, 2006

Dear Shareholders of Two River Community Bank and The Town Bank:

Two River Community Bank has continued to build on past and present successes, and our directors, officers and staff have worked diligently as a team, strengthening our position as a premier community bank in our marketplace. This has resulted in Two River Community Bank achieving strong asset growth and operating performance during the fourth quarter of 2005, which, when combined with the first three quarters of operation, resulted in record 2005 earnings for the Bank.

For the quarter ended December 31, 2005, Two River Community Bank reported net income of $577,000, as compared to net income of $481,000 for the fourth quarter of 2004, an increase of $96,000, or 20%. Basic and diluted earnings per share for the fourth quarter of 2005 were $0.15 and $0.14, respectively, as compared to $0.12 for both basic and diluted earnings per share for the fourth quarter of 2004.

For the year ended December 31, 2005, Two River Community Bank’s net income increased to a record $2,092,000, as compared to $1,325,000 for the year ended December 31, 2004. This represents an increase of $767,000, or 57.9%, in net income. Basic and diluted earnings per share for the 12 months ended December 31, 2005 were $0.53 and $0.51, respectively, as compared to basic and diluted earnings per share of $0.36 and $0.34, respectively, for the year ended December 31, 2004.

At December 31, 2005, assets totaled $268.4 million, an increase of $32.4 million, or 14%, over the prior year-end. Two River Community Bank’s loan portfolio, net of allowance for loan losses, increased to $213.9 million at December 31, 2005, as compared to $174.1 million at December 31, 2004, an increase of $39.8 million, or 22.9%. Total deposits increased to $236.4 million at December 31, 2005, as compared to $200.0 million at December 31, 2004, an increase of $36.4 million, or 18.2%.

Two River Community Bank opened its ninth banking office in Navesink in September 2005. We are pleased with the success of our branch office to date, which we attribute in large part to the efforts of our outstanding staff as well as to the planned closing of a branch bank that was our primary competitor in the marketplace.

Two River Community Bank’s commitment to being a high-quality, well-respected bank requires attracting and retaining highly talented people. To that end, we are happy to report that Robin Fitzmaurice joined our team of talented community bankers in October 2005. She brings with her more than 27 years of real community banking experience.

On August 16, 2005, Two River Community Bank and The Town Bank announced the signing of a definitive agreement and plan for acquisition which calls for an all-stock transaction in which the two banks will become independently-operated wholly-owned subsidiaries of a newly-formed bank holding company, Community Partners Bancorp. The transaction has been approved by the board of directors of each bank and must be approved by holders of shares representing two-thirds of the outstanding stock of each bank before it can be completed. The acquisition is subject to the other customary closing conditions and is expected to close at the end of the first quarter of 2006.

We wish to thank our shareholders for their continued loyalty, support and confidence. We look forward to the challenges and opportunities of 2006 with much confidence and enthusiasm.

This letter does not constitute an offer of any securities for sale. Community Partners Bancorp has filed with the United States Securities and Exchange Commission a registration statement and other relevant documents concerning the acquisition of Two River Community Bank and The Town Bank by Community Partners, including the proxy statement that each bank will use to solicit stockholder approval of the proposed transaction. Such registration statement was declared effective on February 8, 2006 and the proxy statement for the stockholder meetings at which the banks are asking their respective stockholders to vote to approve the transaction was mailed to stockholders of each bank on February 10, 2006. Stockholders are urged to read the proxy statement and all relevant documents filed with the SEC before making a decision concerning the transaction., as they contain important information about the proposed transaction. Stockholders are able to obtain any relevant documents, as they become available, without charge at the SEC’s Internet site (http://www.sec.gov) or by directing a request to Two River Community Bank, 1250 Highway 35 South, Middletown, New Jersey 07748, Attn: Barry B. Davall, or The Town Bank, 520 South Avenue, Westfield, New Jersey 07090, Attn: Robert W. Dowens, Sr.

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[THE TOWN BANK LETTERHEAD]

TO:	Shareholders of The Town Bank and Two River Community Bank
DATED:	March 3, 2006

The Town Bank is pleased to report that for the quarter ended December 31, 2005, it recorded pre-tax income of $644,000 compared to $463,000 for the same period one year ago, an increase of $181,000 or 39%. This is attributable to a higher level of net interest income as a result of our growth. As previously reported, The Town Bank has fully utilized net operating loss carry forwards from the early years of its existence. For the quarter ended December 31, 2005, an income tax expense of $282,000 was provided for compared to $26,000 one year ago. The December 31, 2005 quarter’s expenses related to the proposed business combination with Two River Community Bank totaled $142,000 and are included in the quarterly results. For the three months ended December 31, 2005, The Town Bank recorded net income of $362,000 or $0.19 per basic and $0.18 per diluted share. For the same period one year ago, net income amounted to $437,000 or $0.24 per basic and $0.23 per diluted share.

For the year ended December 31, 2005, income before income taxes totaled $2,245,000 compared to $1,448,000 for the 2004 period, an increase of $797,000 or 55%. Income taxes for the year ended were $707,000 for 2005 compared to $84,000 for 2004. For the year, $274,000 of merger related expenses were recorded in the financial statements. Net income for the 2005 year was $1,538,000 or $0.82 per basic and $0.78 per diluted share compared to net income of $1,364,000 or $0.74 per basic and $0.72 per diluted share a year ago.

At December 31, 2005, The Town Bank’s total assets amounted to $165,633,000 as compared to $126,076,000 recorded one year ago on December 31, 2004, reflecting a growth of $39,557,000 or 31%. Total deposits grew to $148,515,000 as of December 31, 2005 from $109,635,000 at December 31, 2004, resulting in an increase of $38,880,000 or 35%. Loans outstanding rose from $109,924,000 to $138,000,000 representing an increase of $28,076,000 or a growth of 26%.

The Town Bank is also excited to report that our application to establish a new branch at 245 North Avenue, Cranford has been approved by the Cranford Board of Adjustment. We anticipate an opening in late 2006. Our application for a new branch at 328 South Avenue, Fanwood has been approved by the New Jersey Department of Banking and Insurance. We anticipate approvals from federal and local regulatory agencies in the first quarter.

On August 16, 2005, The Town Bank and Two River Community Bank announced the signing of a definitive agreement and plan of acquisition which calls for an all-stock transaction in which the two banks will become independently operated, wholly-owned subsidiaries of a newly formed bank holding company, Community Partners Bancorp, with each bank’s board of directors and president continuing in office. The transaction has been approved by the board of directors of each bank, and must be approved by holders of shares representing 2/3 of the outstanding stock of each bank before it can be completed. The acquisition is subject to other customary closing conditions and is expected to close at the end of the first quarter of 2006.

We thank you for your confidence and continued support and assure you of our commitment to continue to build shareholder value.

Sincerely

Joseph F.X. O’Sullivan	Robert W. Dowens
Chairman of the Board	President & Chief Executive Officer

This letter does not constitute an offer of any securities for sale. Community Partners Bancorp has filed with the United States Securities and Exchange Commission a registration statement and other relevant documents concerning the acquisition of Two River Community Bank and The Town Bank by Community Partners, including the proxy statement that each bank will use to solicit stockholder approval of the proposed transaction. Such registration statement was declared effective on February 8, 2006 and the proxy statement for the stockholder meetings at which the banks are asking their respective stockholders to vote to approve the transaction was mailed to stockholders of each bank on February 10, 2006. Stockholders are urged to read the proxy statement and all relevant documents filed with the SEC before making a decision concerning the transaction., as they contain important information about the proposed transaction. Stockholders are able to obtain any relevant documents, as they become available, without charge at the SEC’s Internet site (http://www.sec.gov) or by directing a request to Two River Community Bank, 1250 Highway 35 South, Middletown, New Jersey 07748, Attn: Barry B. Davall, or The Town Bank, 520 South Avenue, Westfield, New Jersey 07090, Attn: Robert W. Dowens, Sr.

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